UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

Veritone, Inc.

(Name of Issuer)

Common stock, $0.001 par value per share

(Title of Class of Securities)

92347M100

(CUSIP Number)

Chad Steelberg

c/o Veritone, Inc.

1615 Platte Street, 2nd Floor

Denver, CO 80202

(888) 507-1737

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 3, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92347M100

1.	Names of Reporting Persons Chad Steelberg
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,239,330 shares of Common Stock
	8.	Shared Voting Power 1,357,988 shares of Common Stock
	9.	Sole Dispositive Power 4,239,330 shares of Common Stock
	10.	Shared Dispositive Power 1,357,988 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,597,318 shares of Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 13.6%
14.	Type of Reporting Person (See Instructions) IN

Explanatory Note: This statement constitutes Amendment No. 8 (“Amendment No. 8”) to the Statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on October 3, 2017, as amended by Amendment No. 1 on March 20, 2018, Amendment No. 2 on May 16, 2018, Amendment No. 3 on April 24, 2020, Amendment No. 4 on June 29, 2020, Amendment No. 5 on September 30, 2020, Amendment No. 6 on January 15, 2021, and Amendment No. 7 on March 3, 2021 (collectively, the “Schedule 13D”), jointly by (i) Chad Steelberg, an individual and (ii) Ryan Steelberg, an individual, relating to the shares of Common Stock, par value $0.001, of Veritone, Inc., a Delaware corporation.

This Amendment No. 8 constitutes an amendment only with respect to Chad Steelberg and reports the transactions which have occurred since Amendment No. 7. The Schedule 13D is amended as specifically set forth herein. Except as amended hereby, the Schedule 13D remains in full force and effect. All capitalized terms contained but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D. Responses to each item of the Schedule 13D, as amended by this Amendment No. 8, are incorporated by reference into the responses to each other item, as applicable.

Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Statement on Schedule 13D relates to the shares of Common Stock, par value $0.001 (“Common Stock” or the “Shares”), of Veritone, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1615 Platte Street, 2nd Floor, Denver, CO 80202.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	This Schedule 13D is filed by Chad Steelberg (the “Reporting Person”).

(b)	The principal business office of the Reporting Person is c/o Veritone, Inc., 1615 Platte Street, 2nd Floor, Denver, CO, 80202.

(c)	The principal business of the Reporting Person is business investment and consulting. The Reporting Person serves as a member of the Board of Directors of the Issuer.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial of administrative body of competent jurisdiction or were subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to add the following information:

Awards of Restricted Stock Units

On March 2, 2022, the Issuer granted to the Reporting Person an award of restricted stock units representing the right to receive upon vesting 182,821 shares of Common Stock, which award vested in full on March 2, 2023.

On April 22, 2022, the Issuer granted to the Reporting Person an award of restricted stock units representing the right to receive upon vesting 3,692 shares of Common Stock, which award vested in full on April 22, 2023.

Such awards of restricted stock units were granted pursuant to the Issuer’s 2017 Stock Incentive Plan in accordance with the terms of the Employment Agreement dated June 15, 2020, between the Issuer and the Reporting Person.

Withholding of Shares Upon Settlement of Restricted Stock Units

On January 7, 2022, the Issuer withheld 202,341 shares of Common Stock to satisfy tax obligations upon the settlement of restricted stock units. The shares withheld upon settlement were valued at $19.60 per share.

On February 11, 2022, the Issuer withheld 89,168 shares of Common Stock to satisfy tax obligations upon the settlement of restricted stock units. The shares withheld upon settlement were valued at $17.23 per share.

On March 2, 2023, the Issuer withheld 68,554 shares of Common Stock to satisfy tax obligations upon the settlement of restricted stock units. The shares withheld upon settlement were valued at $6.36 per share.

On April 22, 2023, the Issuer withheld 1,831 shares of Common Stock to satisfy tax obligations upon the settlement of restricted stock units. The shares withheld upon settlement were valued at $5.06 per share.

Distributions in Kind

On February 14, 2022, Steel Veritone Fund I, LLC made a pro rata in-kind distribution for no additional consideration of an aggregate of 215,921 shares of Common Stock and warrants exercisable for 78,362 shares to its members. Of the securities distributed by Steel Veritone Fund I, LLC, the C&CS Trust received 59,629 shares and warrants to purchase 21,550 shares.

Performance Stock Units

Pursuant to the Independent Contractor Services Agreement, dated as of January 4, 2023, (the “Original Contractor Agreement”) by and between the Issuer and Steel Holdings, LLC (“SH LLC”), on January 31, 2023, the Issuer agreed to issue to SH LLC restricted stock units, the vesting of which was subject to a series of performance-based conditions (the “PSUs”). On April 22, 2023 and November 15, 2023, the PSUs vested with respect to performance conditions were achieved with respect to 19,743 and 39,486 shares, respectively, upon the achievement of certain performance-based conditions. On January 23, 2024, the Issuer and SH LLC entered into an Amended and Restated Independent Contractor Services Agreement. Pursuant to the amended and restated agreement, in consideration for the modifications to the Original Independent Contractor Agreement, including without limitation, the termination of all remaining PSUs granted pursuant to the Original Independent Contractor Agreement and all obligations to issue PSUs pursuant to the Original Independent Contractor Agreement, the Issuer agreed to pay SH LLC $1,000,000 in cash on July 1, 2024 and $50,000 per month in cash for the period from January 2024 through December 2025.

Employment Transition

Effective January 1, 2023, the Reporting Person resigned as Chief Executive Officer of the Issuer. The Reporting Person continues to serve as a member of the Issuer’s Board of Directors.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b).

As of July 3, 2024, the Reporting Person has sole voting and dispositive power with respect to 4,239,330 shares of the Issuer’s Common Stock, consisting of (i) 506,518 shares held directly; (ii) 3,513,157 shares issuable within 60 days of the date hereof upon the exercise of vested stock options; (iii) 59,229 shares of Common Stock held directly by SH LLC; and (iv) 160,426 shares held directly by CSVH, LLC. The Reporting Person is the sole member and manager of each of SH LLC and CSVH, LLC.

As of July 3, 2024, the Reporting Person may be deemed to have shared voting and dispositive power with respect to an aggregate of 1,357,988 shares of the Issuer’s Common Stock held as follows: (i) an aggregate of 1,276,809 shares held directly by two of his children and by his spouse as custodian for his minor child, all of whom reside in his household; (ii) 59,629 shares held directly by C&CS Family Trust dated September 7, 2012 (the “C&CS Trust”), a trust of which the Reporting Person is a co-trustee; and (iii) 21,550 shares issuable within 60 days of the date hereof upon the exercise of warrants held by C&CS Trust.

By virtue of the above, as of July 3, 2024, the Reporting Person may be deemed to beneficially own, in the aggregate, 5,597,318 shares of the Issuer’s Common Stock, representing 13.6% of the Issuer’s outstanding Common Stock based on 37,738,677 shares of Common Stock outstanding as of May 8, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 10, 2024 as adjusted pursuant to SEC Rule 13d-3.

(c)

Except as set forth herein, the Reporting Person has not effected any transactions in shares of the Issuer’s Common Stock since March 3, 2021, the date as of which beneficial ownership information was presented in the most recent amendment to the Schedule 13D.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Shares beneficially owned by the Reporting Person.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended to add the following information:

The information related to equity grants set forth or incorporated in Item 4 is hereby incorporated by reference into this Item 6.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 3, 2024

/s/ Chad Steelberg
Chad Steelberg

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).